SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

AMENDMENT TO

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as PRCM Global EcoTrends Fund) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to its notification of registration submits the following information:

Name: Allianz RCM Global EcoTrends Fund

Address of Principal Business Office:

c/o Allianz Global Investors Fund Management LLC

1345 Avenue of the Americas

New York, New York 10105

Telephone Number: (212) 739-3369

Name and address of agent for service of process:

William V. Healey

c/o Allianz Global Investors Distributors LLC

2187 Atlantic Street

Stamford, Connecticut 06902

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒     No  ☐

SIGNATURES

A copy of the Amended and Restated Agreement and Declaration of Trust of Allianz RCM Global EcoTrends Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this amended Notification of Registration to be duly signed on its behalf in the City of New York and the State of New York on the 18th day of December.

Allianz RCM Global EcoTrends Fund

Attest:	/s/ Brian S. Shlissel	By:	/s/ Thomas J. Fuccillo
	Name: Brian S. Shlissel		Name: Thomas J. Fuccillo
	Title: President and Chief Executive Officer		Title: Secretary